FNX ANNOUNCES $40 MILLION "BOUGHT DEAL" FINANCING

Not for distribution to U.S. news wire services or dissemination in the U.S.

Toronto: June 17, 2003 – FNX Mining Company Inc. (FNX - TSX) is pleased to announce that it has entered into an agreement with a syndicate of underwriters comprised of BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Dundee Securities Corporation and CIBC World Markets Inc. under which the underwriters have agreed to purchase, on a bought deal basis, 6,210,000 common shares at a price of $6.45 per common share for aggregate gross proceeds in the amount of $40,054,500.  FNX has granted the underwriters an option to purchase up to an additional 1,560,000 common shares at $6.45 per share, exercisable at any time up to 48 hours before closing for gross proceeds in the amount of $10,062,000.  FNX plans to use the net proceeds of this financing for the advancement of exploration and development of the Corporation’s 75% owned Sudbury Joint Venture Properties and general working capital purposes

The common shares to be issued under this offering will be offered by way of short form prospectus to be filed in certain provinces in Canada pursuant to National Instrument 44-101 Short Form Prospectus Distributions.

The offering is scheduled to close on or about July 11, 2003 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

These securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States unless an exemption from such registration is available.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com